Pediatric Prosthetics, Inc.
12926 Willowchase, Houston, TX 77070
Phone: (281) 897-1108
Toll Free: 1-866-582-0966

January 29, 2007

Ms. Pamela A Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Stop 4-5
Washington, D.C.  20549-7010
RE:	SEC Comment Letter dated January 9, 2007
 Pediatric Prosthetics
 Amendment No. 2 to Form 10-SB
 Filed December 8, 2006
 Preliminary Information Statement on Schedule 14C
 Filed November 7, 2006
 File Number 0-51804

Dear Ms. Long:

In connection with your review of Pediatric Prosthetics, Inc.’s (the “Company”) Amendment No. 2 to Form 10-SB and Preliminary Information Statement on Schedule 14C, we respectfully submit the following response to the comments included in your letter of January 9, 2007.

Comment 1: Description of Business

We note your disclosure in response to comment 2 of our letter dated August 10, 2006. Please revise further to describe in more detail the limited operations of the partnership solely controlled by Pediatric owners prior to the exchange.

Response

We revised and described in greater detail the limited operations of the partnership in our amended filing as you have requested.

Comment 2: Management Discussion And Analysis

On page 30 and 41, you refer to “filing this report.” Please revise, as your filing is a Form 10-SB registration statement, or advise us otherwise.

Response

We have revised the disclosure regarding the “filing of this report” in our amended Form 10-SB registration statement as you have requested.

Comment 3: Management Discussion And Analysis

We note your revised disclosures on page 31, concerning your hope to gain approval for trading on the OTCBB. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not a issuer listing service. Further only market makers can apply to quote securities on the OTCBB. Pleas disclose whether you or anyone acting on your behalf will take affirmative steps to request or encourage any broker-dealer to act as a market maker for Pediatric Prosthetics. If so, you should discuss whether there have been any preliminary discussions between Pediatric Prosthetics or anyone acting on its behalf, and any market maker. Also summarize these discussions and identify the participants involved. However, should you decide to undertake these efforts at a later date, disclose when, how and by whom.

Response

Will revised and updated our previous disclosures regarding our hope to gain approval on the OTCBB as you have requested in our amended filing.

Comment 4: Restatement

We note that you restated your financial statements for the year ended June 30, 2005 in your Form 10-KSB for the year ended June 30, 2006 and in your amended Form 10-SB to correct your revenue accounting. We also note that you have restated your financial statements for the quarter ended September 30, 2005 in your Form 10-QSB for the quarter ended September 30, 2006 and in your amended Form 10-SB to correct your revenue accounting and your accounting for shares issued to a consultant. We further note that you have amended you Form 10-QSB for the quarter ended December 31, 2005 and March 31, 2006, to correct your revenue accounting, your accounting for shares issued to a consultant, and your accounting for the beneficial conversion feature. Please address the following:

Issue 1

Please tell us why you do not have an adjustment to shares issued to consultants in your restated fiscal 2005 financial statements, similar to your adjustment in your financial statements for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006. We assume that the reason for this is that no shares were issued to your consultants prior to fiscal 2006. Please confirm.

Response

Your understanding is correct.

Issue 2

Please confirm that your stock compensation-related adjustments relate to (1) reversing the total expense that you recognized in the period when you first issued shares to your consultant, (2) recognizing the portion of the cost associated with this consultant in each quarter that he provided services, and (3) reversing the $188,000 of income recognized in the quarter ended March 31, 2006 related to the consultant surrendering his shares for his uncompleted work.

Response

Your understanding is correct.

Issue 3

Pleas provide us with a rollforward of the amounts in equity related to your stock-based compensation for each quarter from July 1, 2005 to June 30, 2006. In this rollforward, please show us your original accounting, your adjustments, and your restated amounts, based on the amounts you have presented in your disclosures of your restated balance sheet and restated income statement.

Response

The rollforward has been prepared in accordance with your instructions and included as attachment 1 to this letter of responses.

Issue 4

In your financial statements for the year ended June 30, 2006 and the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006, you disclose that you have restated revenue and cost of services provided by Host Affiliates. Please confirm that this restatement reflects both (1) the correction of your revenue recognition policy from the cash basis to the accrual basis of accounting and (2) the gross up of revenues from your Host Affiliates that you previously recognized on a net basis. If so, please tell us the amounts involved for each correction and where they are reflected in your restatement note.

Response

Your understanding is correct. The restatement reflects both (1) the correction of our revenue recognition policy from the cash basis to the accrual basis of accounting and (2) the gross up of revenues from our Host Affiliates that we previously recognized on a net basis. The amounts involved are detailed in attachment 2 to this letter of responses and are disclosed on a combined basis in Footnote 3 to the June 30, 2006 year end financial statements and the financial statements for each of the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006. The amount of revenue change attributable the gross up of revenues from our Host Affiliates that we previously recognized on a net basis can be inferred from the change in operating expenses presented as “Change in cost of goods sold related to gross-up billings by Host Affiliates.”

Issue 5

We also note that in your financials statements for the quarter ended September 30, 2005, that your accounts receivable increased as a result or the restatement, whereas your revenue decreased. Please explain these opposing trends.

Response

The reason for the increase in accounts receivable and a decrease in revenue in the restatement for the quarter ended September 30, 2005 is due to the fact that in the previously filed financial statements for the quarter ended September 30, 2005, cash collections from Host Affiliates were greater than the gross revenue that was earned on an accrual basis from Host Affiliates in the restated financial statements. However, accounts receivable increased in the quarter ended September 30, 2005, due to uncollected receivables from prior quarters.

Issue 6

In addition, in your financial statements for the quarter ended September 30, 2005, you disclose an increase in your allowance for doubtful accounts. Please tell us why you do not have such an increase in your restated financial statements for the year ended June 30, 2005 and quarters ended December 31, 2005 and March 31, 2006.

Response

We reviewed the adequacy of the allowance for doubtful accounts in each quarter that was restated to properly report revenue and receivables from host affiliates and determined that the allowance was adequate for the year ended June 30, 2005 and quarters ended December 31, 2005 and March 31, 2006.

Issue 7

Further, in your financial statements for the quarter ended September 30, 2005, please tell us why the change in stockholders’ deficit related to the change in net loss of $596,261 on page F-6 of your amended Form 10-SB does not agree to to the change in net loss of $559, 486, based on the amounts disclosed on page F-7.

Response

The reason the change in shareholders' deficit related to the change in net loss of $596,261 on page F-6 of our amended Form 10-SB does not agree to the change in net loss of $559, 486 disclosed on page F-7 is due to an error in presentation.  The amendment to Form 10-SB includes a correction of this error.

Comment 5: Restatement

Please tell us whether you plan to restate your income statements for the periods ended December 31, 2004 and March 31, 2005 to correct your revenue recognition policy from cash to accrual basis of accounting and to gross up your revenue and cost of sales at your Host Affiliates that you previously recognized on a net basis. If so, please also confirm you will restate your balance sheet, statement of cash flows, and statement of stockholders’ equity accordingly.

Response

We do not intend to restate our income statements, balance sheets, statements of cash flows, and statements of stockholders’ equity for the periods ended December 31, 2004 and March 31, 2005 because our revenue from Host Affiliates was insignificant in those periods. We have prepared and included as attachment 2 to this letter of responses, an analysis of Host Affiliate revenues and related cost of sales for the periods ended December 31, 2004 and March 31, 2005.

Comment 6 - Restatement

Please be advised that you are required to file an item 4.02(a) Form 8-K to alert investors of your restatement. We note that you have not done so as of yet with respect to the restated financial statements you have filed. Please do so. Further, please include all of the information required by item 4.02(a) of Form 8-K, including disclosure of the following information.

•	the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

•	a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

•
a statement of whether and audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response

Form 8-K filed as requested, which includes the information required by item 4.02(a).

Comment 7 - Restatement

Additionally, when you file your 4.02 Form 8-K, please ensure that you separately and clearly describe , in detail, your original accounting, your revised accounting, and the amount associated with each of the issues listed below for each restated period, as we note your restatement disclosures in your restated financial statements for fiscal 2005 and 2006 are confusing:

•	Revenue recognition - change from cash basis to accrual basis.

•	Recognition of allowance for doubtful accounts - related to receivables now recognized under the accrual basis

•	Revenue gross up - to present sales at Host Affiliates on a gross basis

•	Shares issued to consultant - reversal of unearned compensation expense

•	Common stock surrendered - reversal of income recognized upon the surrender of common stock

•	Convertible debt - accounting for discount recognized on convertible debt

•	Other - please separately disclose any other corrections

Response

Form 8-K filed as requested, which includes the information required by item 4.02(a).

Comment 8 - Preliminary Information Statement on Schedule 14C - Incorporation by Reference

Please also indicate that you are incorporating by reference and mailing to shareholders your Form 10-QSB for the quarter ended September 30, 2006.

Response

We will include the fact that we are incorporating by reference and mailing to shareholders our Form 10-QSB for the quarter ended September 30, 2006 as you have requested (or our 10-QSB for the quarter ended December 31, 2006 if available at that time).

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Kenneth Bean

Kenneth Bean

Pediatric Prosthetics										ATTACHMENT 1
Stock-Based Compensation Schedule
Year Ended June 30, 2006

Corrected Schedule
			Closing	Total			Vesting	---Quarterly Expense---
Name	Date	Type	Price	Shares	Fair Value		Terms	09/30/05	12/31/05	03/31/06	06/30/06

George Boomer	09/27/05	Shares	0.094	3,000,000	282,000		12 mo.	1,567	70,500	70,500	70,500
John Beagan	09/27/05	Shares	0.094	3,000,000	282,000		24 mo.	783	35,250	3,790	54,176
Mark Santos	10/20/05	Shares	0.090	3,000,000	270,000		24 mo.	-	3,992	33,750	33,750
Joe Gordon	12/02/05	Shares	0.090	1,000,000	90,000		12 mo.	-	7,016	22,500	22,500
Global Media	02/20/06	Shares			142,500	A	12 mo.	-	-	15,226	35,625
Stock Enterprises	05/28/06	Shares	0.080	2,000,000	160,000		12 mo.	-	-	-	935

				12,000,000	1,226,500			2,350	116,758	145,766	217,486

Year to Date								2,350	119,108	264,874	482,360
Original Schedule
			Closing	Total	Fair			---Quarterly Expense---
Name	Date	Type	Price	Shares	Value			09/30/05	12/31/05	03/31/06	06/30/06

George Boomer	09/27/05	Shares	0.094	3,000,000	282,000	B		285,000	(3,000)		(68,933)
John Beagan	09/27/05	Shares	0.094	3,000,000	282,000	C		285,000	(3,000)	(188,000)
Mark Santos	10/20/05	Shares	0.090	3,000,000	270,000			-	270,000		(198,508)
Joe Gordon	12/02/05	Shares	0.090	1,000,000	90,000			-	90,000		(37,985)
Global Media	02/20/06	Shares			142,500	A		-	-	27,500	23,351
Stock Enterprises	05/28/06	Shares	0.080	2,000,000	160,000			-	-		935

				12,000,000	1,226,500			570,000	354,000	(160,500)	(281,140)

Year to Date								570,000	924,000	763,500	482,360
Global Media Calculation
			90%
		Contact	5 day	5 day	FMV of
	Shares	Payments	Avg	Avg	Payments
1st issuance	250,000	37,500			17,500
2nd issuance 5/1/06	446,429	28,125	0.063	0.070	31,250
3rd issuance 8/1/06	411,184	28,125	0.068	0.076	31,250
4th issuance 11/1/06		28,125			31,250
5th issuance 2/1/07		28,125			31,250

		150,000			142,500	A

Share Reconciliation							LEGEND

							A		Reference for Global Media calculation
Per Above				12,000,000
Surrendered Shares				(2,000,000)			B		George Boomer and John Beagan shares were
Global Media				250,000			originally valued at $0.945 instead of $0.940
Global Media				446,429			which was the correct value
Unlocated difference				8
							C		Reversal of John Beagan shares in the origina
				10,696,437			filing upon surrender of 2,000,000 shares

Pediatric Prosthetics							ATTACHMENT 2
Error Correction Disclosure
Year Ended June 30, 2006

		Three	Three	Six	Three	Nine
	Year	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	September 30,	December 31,	December 31,	March 31,	March 31,
	2005	2005	2005	2005	2006	2006

Correction of revenue recognition
policy from the cash basis to the
accrual basis of accounting	$34,428	$(8,167)	$3,762	$(4,405)	$29,154	$24,749

Gross up of revenue from Host
Affiliates previously recognized
on a net basis	115,114	-	27,915	27,915	3,517	31,432

Total revenue change	$149,542	$(8,167)	$31,677	$23,510	$32,671	$56,181